3/11/03

03014058

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 35173

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/02 (MM/DD/YY) AND ENDING 12/31/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Sterling Investment Services, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

125 South Wacker Drive, Suite 1910
(No. and Street)

Chicago	Illinois	60606
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Craig Woolman 312 236-0676
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Dunleavy & Company, P.C.
(Name – *if individual, state last, first, middle name*)

13116 S. Western Avenue	Blue Island	Illinois	60406
(Address)	(City)	(State)	(Zip Code)

SEC MAIL PROCESSING RECEIVED MAR 0 3 2003 WASH. D.C. 165

PROCESSED MAR 21 2003 THOMSON FINANCIAL

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Bradley W. Young, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Feldman Securities Group, L.L.C., as of December 31, 20 02, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

Signature

Member

Title

OFFICIAL SEAL
PAUL J. MARNELL
NOTARY PUBLIC, STATE OF ILLINOIS
MY COMMISSION EXPIRES 4-13-2004

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in ~~Financial Condition~~ Cash Flows.
- ☒ (e) Statement of ~~Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital~~ Member's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FELDMAN SECURITIES GROUP, L.L.C.

STATEMENT OF FINANCIAL CONDITION
AND INDEPENDENT AUDITORS' REPORT

DECEMBER 31, 2002

DUNLEAVY & COMPANY, P.C.
CERTIFIED PUBLIC ACCOUNTANTS
13116 SOUTH WESTERN AVENUE
BLUE ISLAND, ILLINOIS 60406

(708) 489-1680
Fax: (708) 489-1717

INDEPENDENT AUDITORS' REPORT

Members of
Feldman Securities Group, L.L.C.

We have audited the accompanying statement of financial condition of Feldman Securities Group, L.L.C. as of December 31, 2002 that you are filing pursuant to rule 17a-5 under the Securities and Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and the significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Feldman Securities Group, L.L.C. as of December 31, 2002, in conformity with accounting principles generally accepted in the United States of America.

Dunleavy & Company, P.C.

DUNLEAVY & COMPANY, P. C.
Certified Public Accountants

Blue Island, Illinois
February 12, 2003

FELDMAN SECURITIES GROUP, L.L.C.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2002

ASSETS

Cash	$ 116,041
Receivable from brokers and dealers	188,218
Advisory fees receivable	337,311
Securities owned	99,975
Office furniture and equipment, at cost (net of accumulated depreciation of $134,258)	56,990
Goodwill (net of accumulated amortization of $635,136)	1,046,107
Other assets	19,907
TOTAL ASSETS	$ 1,864,549

LIABILITIES AND MEMBERS' CAPITAL

Liabilities	
Accounts payable and accrued expenses	$ 37,682
Accrued 401k and profit sharing contributions	94,963
Total Liabilities	$ 132,645
Members' Capital	$ 1,731,904
TOTAL LIABILITIES AND MEMBERS' CAPITAL	$ 1,864,549

The accompanying notes are an integral part of this financial statement.

FELDMAN SECURITIES GROUP, L.L.C.

NOTES TO FINANCIAL STATEMENTS

YEAR ENDED DECEMBER 31, 2002

NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES

Organization - The Company, a limited liability company, was organized in the state of Illinois on November 27, 1995 and will terminate on December 31, 2050. The Company is registered as a broker/dealer and an investment advisor with the Securities and Exchange Commission and is also a member of the National Association of Securities Dealers, Inc. The Company's principal business activity is the sale of securities and the rendering of investment advice.

Securities Transactions - Commission revenue and related expense arising from securities transactions are recorded on a trade date basis, which is the same business day as the transaction date.

Securities - Marketable securities are valued at market value and securities not readily marketable are valued at fair value as determined by the Managers. The resulting difference between cost and market (or fair value) is included in income.

Estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Customer List – Customer List represents the value of the customer base over the net assets of the Company on May 2, 1997 and is being amortizied over a 15 year period.

Office Equipment - Depreciation of office furniture and equipment is provided using the straight line method over three, five and seven year periods.

FELDMAN SECURITIES GROUP, L.L.C.

NOTES TO FINANCIAL STATEMENTS

YEAR ENDED DECEMBER 31, 2002

NOTE 2 - INCOME TAXES

As a limited liability company the Company files as a partnership for federal income tax purposes. Income taxes are therefore the responsibility of the individual members of the Company.

NOTE 3 - PROFIT SHARING PLAN

The Company has a deferred compensation and profit sharing plan commonly called a 401(k) plan. The Company's contribution to this plan for the year ended December 31, 2002 was $94,963.

NOTE 4 - SECURITIES OWNED

Securities owned consist of warrants to purchase equity securities of a corporation that is not publicly traded and securities registered under the Investment Company Act of 1940 (Investment Company Securities). The Company's management has valued the warrants at their original cost of $3,300. The Investment Company Securities are stated at quoted market values of $96,675.

NOTE 5 - NET CAPITAL REQUIREMENTS

As a registered broker/dealer and member of the National Association of Securities Dealers, Inc., the Company is subject to the Uniform Net Capital Rule, which requires the maintenance of minimum net capital and requires that the ratio of aggregated indebtedness to net capital, both as defined, shall not exceed 1500%. At December 31, 2002 the Company's net capital and required net capital were $265,092 and $50,000 respectively. The ratio of aggregate indebtedness to net capital was 50%.

NOTE 6 - COMMITMENTS

Clearing Agreement with Off-Balance Sheet Risk - The Company has entered into an agreement with another broker/dealer (Clearing Broker/dealer) whereby the Company forwards (introduces) customer securities transactions to the Clearing Broker/dealer, fully disclosing the customer name and other information. The processing and, if applicable, any financing pertaining to the introduced securities transactions is performed by the Clearing Broker/dealer. The customer account is therefore maintained and recorded in the books and records of the Clearing Broker/dealer on the Company's behalf. In consideration for introducing customers to the Clearing Broker/dealer, the Company receives commissions and other consideration, less the processing and other charges of the Clearing Broker/dealer. As part of the terms of the agreement between the Company and Clearing Broker/dealer, the Company is held responsible for any losses arising when the customers introduced by the Company to the Clearing Broker/dealer fail to meet their contractual commitments pertaining to the purchase, sale and possible financing of securities transactions. The Company may therefore be exposed to off-balance-sheet risk in the event the customer is unable to fulfill its contracted obligations and it is necessary for the Clearing Broker/dealer to purchase or sell the securities at a loss. The Company's exposure to risk would consist of the amount of the loss realized and any additional expenses incurred pertaining to the transaction or other customer activity.

Under terms of the agreement the Company is required to maintain a $50,000 deposit with the Clearing Broker/dealer. The deposit is included in receivable from broker/dealers on the statement of financial condition. In addition, the Company is restricted from entering into another agreement for similar services.

Through its Clearing Broker/dealer the Company enters into various transactions involving securities purchased and sold on a when-issued basis (when-issued securities). These derivative financial instruments are used to meet the needs of customers. When-issued securities provide for the delayed delivery of the underlying instrument. Since only customers of the Company

NOTE 6 - COMMITMENTS - (Continued)

engage in these securities transactions, the Company is exposed to risk only in the event that the customer fails to meet his or her contractual obligation as noted above with respect to when-issued securities.

Lease Commitments - Minimum annual rentals under noncancellable leases, classified as operating leases, for office space, expiring March 31, 2008 and office equipment, expiring at various dates through February, 2008, exclusive of additional payments which may be required for certain increases in operating and maintenance costs, are as follows:

Year Ending December 31,	Amount
2003	$ 138,564
2004	137,643
2005	140,421
2006	139,943
2007	140,396
2008	35,094
Total	$ 732,061

In addition, the Company has provided an irrevocable letter of credit in the amount of $8,034, bearing a variable rate of interest and due on demand, as security deposit for the office space lease. At December 31, 2002 there were no amounts outstanding on this letter of credit.

Rent expense for the year ended December 31, 2002 was $151,386.

NOTE 7 - OPERATING AGREEMENT

The Company's operating agreement places certain restrictions on the transfer of ownership interests in the Company. Other items including allocation of profits and losses are included therein.

FELDMAN SECURITIES GROUP, L.L.C.

NOTES TO FINANCIAL STATEMENTS

YEAR ENDED DECEMBER 31, 2002

NOTE 8 - BANK LINE OF CREDIT

The Company has established a $100,000 line of credit with a financial institution bearing a 4.75% interest rate and maturing July 1, 2003. At December 31, 2002 there were no amounts outstanding on this line of credit.